# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sifco Industries, Inc., CIK 0000090168
CUSIP: 826546103
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 970 East 64th Street, Cleveland, Ohio (OH), 44103
Date of event which requires filing of this statement: 05/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001444866

## Reporting persons
- Peter J Abrahamson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 286,500; shared voting power 0; sole dispositive power 286,500; shared dispositive power 0; aggregate amount beneficially owned 286,500 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Sifco Industries, Inc.
Address of issuer's principal executive offices: 970 East 64th Street, Cleveland, OH 44103

## Item 2. Person Filing
Name of person filing: Peter J Abrahamson
Address of principal business office or, if none, residence: 24156 N Coventry Ln; Lake Barrington, IL 60010-7334
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 286500
Percent of class: 4.6
Sole power to vote or to direct the vote: 286500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 286500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Peter J Abrahamson: /s/ Peter J Abrahamson, Peter J Abrahamson, Private Investor (05/27/2026)